UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of October, 2005

                                  PEARSON plc
             (Exact name of registrant as specified in its charter)

                                      N/A

                (Translation of registrant's name into English)

                                   80 Strand
                            London, England WC2R 0RL
                                44-20-7010-2000
                    (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

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        This Report includes the following documents:

1. A press release from Pearson plc announcing Director/PDMR Shareholding





Non-Executive Directors' Share Purchase Plan


Below are details of purchases of ordinary shares and ADRs made on Friday, 30 September 2005 under the Non-Executive Directors' Share Purchase Plan:-



Name of     No. of      Percentage   Price    Total Holding   Total Percentage
Director    Shares      of Issued    per      Following       Following
            Purchased   Stock %      Share    Notification    Notification %
                                     GBP

Lord              337     0.000042   6.6081           5,118            0.00064
Burns
Reuben            438     0.000054   6.6081          16,127            0.00201
Mark
Vernon            337     0.000042   6.6081           4,964            0.00062
Sankey
Dennis
Stevenson       1,127      0.00014   6.6081         174,517            0.02171
Gurvirendra
Talwar          1,142     0.000142   6.6081          12,015            0.00149


Name of    No. of ADRs Percentage   Price per Total Holding    Total Percentage
Director   Purchased   of Issued    ADR $     Following        Following
                       Stock %                Notification     Notification

Susan            434     0.000054   11.7423            1,868           0.00023


Fuhrman


                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PEARSON plc

Date: 03 October, 2005

                             By:   /s/ STEPHEN JONES
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                                   Stephen Jones
                                   Deputy Secretary